UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2023

7GC & Co. Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39826	85-3118980
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

388 Market Street, Suite 1300 San Francisco, CA	94111
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (628) 400-9284

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half Redeemable Warrant	VIIAU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share	VII	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	VIIAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On November 15, 2023, 7GC & Co. Holdings Inc. (“7GC”) issued a press release (the “Press Release”) announcing that (i) its registration statement on Form S-4 (Registration No. 333-274278), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2023 (as amended, the “Registration Statement”), relating to the previously announced proposed business combination with Banzai International, Inc. (“Banzai”) and other transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of December 8, 2023, by and among 7GC, Banzai, 7GC Merger Sub I, Inc. and 7GC Merger Sub II, LLC, as amended by the Amendment to Agreement and Plan of Merger, dated as of August 4, 2023, by and between 7GC and Banzai, has been declared effective by the SEC as of November 13, 2023, and (ii) 7GC has established a record date of October 27, 2023 (the “Record Date”) and a meeting date of December 5, 2023 for its special meeting of stockholders (the “Special Meeting”) to approve the Business Combination. The Special Meeting will be held virtually via live webcast.

A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”) and incorporated herein by reference.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated November 15, 2023, issued by 7GC & Co. Holdings Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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No Offer or Solicitation

This Current Report does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Important Information for Investors and Stockholders

In connection with the Business Combination, 7GC filed the Registration Statement with the SEC, which includes the definitive proxy statement/prospectus to be distributed to holders of 7GC’s common stock of record as of the Record Date in connection with 7GC’s solicitation of proxies for the vote by 7GC’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to the equity holders of Banzai in connection with the Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023 and the definitive proxy statement/prospectus and other relevant documents have been mailed to 7GC’s stockholders as of the Record Date. 7GC’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with 7GC’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about 7GC, Banzai and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by 7GC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on 7GC’s website at www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

Participants in the Solicitation

7GC and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of 7GC’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding 7GC’s directors and executive officers in 7GC’s filings with the SEC, including 7GC’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to 7GC’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of 7GC’s stockholders generally, is set forth in the Registration Statement. Stockholders, potential investors, and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

This Current Report is not a substitute for the Registration Statement or for any other document that 7GC may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by 7GC through the website maintained by the SEC at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

7GC & Co. Holdings Inc.

Date: November 15, 2023	By:	/s/ Jack Leeney
	Name:	Jack Leeney
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

7GC & Co. Holdings Inc. Announces Registration Statement on Form S-4 in Connection With Its Proposed Business Combination With Banzai Has Been Declared Effective

Special Meeting of Stockholders to Approve Proposed Business Combination to be Held on December 5, 2023

SAN FRANCISCO, CA and SEATTLE, WA – November 15, 2023 – 7GC & Co. Holdings Inc. (NASDAQ: VII) (“VII” or “7GC”), a publicly-traded special purpose acquisition company, and Banzai International, Inc. (“Banzai” or the “Company”), a leading marketing technology company that provides data-driven marketing and sales solutions, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form S-4 (File No. 333-274278) (as amended, the “Registration Statement”) in connection with the previously announced proposed business combination (the “Business Combination”) between 7GC and Banzai. Additionally, 7GC announced that it has set a record date of October 27, 2023 (the “Record Date”) and a meeting date of December 5, 2023, for its special meeting of stockholders (the “Special Meeting”) to consider the Business Combination.

7GC’s stockholders of record at the close of business on the Record Date are entitled to receive notice of the Special Meeting and to vote the shares of common stock of 7GC owned by them at the Special Meeting. In connection with the Special Meeting, 7GC’s stockholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. ET on December 1, 2023, by following the procedures specified in the definitive proxy statement/prospectus for the Special Meeting. There is no requirement that stockholders affirmatively vote for or against the Business Combination at the Special Meeting in order to redeem their shares for cash.

Subject to satisfaction or waiver of the closing conditions set forth in the merger agreement, upon closing of the proposed Business Combination, the combined company will be named Banzai International, Inc. and its Class A common stock and warrants are expected to trade on the Nasdaq Capital Market under the ticker symbols “BNZI” and “BNZIW,” respectively.

About 7GC & Co. Holdings

7GC & Co Holdings is a special purpose acquisition company traded on the Nasdaq under the ticker: VII. The firm is a partnership between 7GC, a technology growth fund based in San Francisco, California and Berlin, Germany and Hennessy Capital, and a leading independent SPAC sponsor based in Wilson, Wyoming and Los Angeles, California. 7GC is led by its Chief Executive Officer, Jack Leeney, and its Chief Financial Officer, Christopher Walsh.

About Banzai

Banzai is a marketing technology company that provides data-driven marketing and sales solutions for businesses of all sizes. On a mission to help their customers accomplish their mission, Banzai enables companies of all sizes to target, engage, and measure both new and existing customers more effectively. Banzai customers include Square, Hewlett Packard Enterprise, Thermo Fisher Scientific, Thinkific, Doodle and ActiveCampaign, among thousands of others. Learn more at www.banzai.io.

Important Information for Investors and Stockholders

In connection with the Business Combination, VII has filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to VII’s stockholders in connection with VII’s solicitation for proxies for the vote by VII’s stockholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to VII’s stockholders and certain of Banzai’s equityholders in connection with the completion of the Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023 and the definitive proxy statement and other relevant documents have been mailed to VII’s stockholders as of the Record Date. VII’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with VII’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the Business Combination, because these documents contain important information about VII, Banzai and the Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by VII, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on VII’s “SEC Filings” website at www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

VII and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of VII’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding VII’s directors and executive officers in VII’s filings with the SEC, including VII’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VII’s stockholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of VII’s stockholders generally, is set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

This press release is not a substitute for the Registration Statement or for any other document that VII may file with the SEC in connection with the potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by VII through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Business Combination and anticipated closing timing, (2) the sources and uses of funds for the Business Combination, (3) the anticipated capitalization and enterprise value of the combined company following the consummation of the Business Combination, and (4) current and future potential commercial and customer relationships. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of VII’s and Banzai’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of VII and Banzai. These forward-looking statements are subject to a number of risks and uncertainties, including: the inability of the parties to timely or successfully complete the Business Combination, including due to redemptions by VII’s public stockholders, the failure to satisfy the minimum net cash closing condition, the failure to maintain the Nasdaq listing of VII’s securities, the failure to obtain certain regulatory approvals or the satisfaction of other conditions to closing in the merger agreement; changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Banzai; Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai as a result of the announcement and consummation of the Business Combination; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the amount of redemption requests made by VII’s stockholders; the impact of geopolitical, macroeconomic and market conditions, including the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in VII’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, VII’s Annual Report on Form 10-K for the year ended December

31, 2022, the definitive proxy statement / prospectus and in those documents that VII has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither VII nor Banzai presently know or that VII and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VII’s and Banzai’s expectations, plans or forecasts of future events and views as of the date of this press release. VII and Banzai anticipate that subsequent events and developments will cause VII’s and Banzai’s assessments to change. However, while VII and Banzai may elect to update these forward-looking statements at some point in the future, VII and Banzai specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing VII’s and Banzai’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Investors

Cody Slach, Ralf Esper

Gateway Group

949-574-3860

VII@gateway-grp.com

Media

Josh Lamont, Brenlyn Motlagh

Gateway Group

617-797-1979

VII@gateway-grp.com